EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
To the Administrative Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-106148) on Form S-8 of Mindspeed Technologies, Inc. of our report dated June 24, 2010 with respect to the statements of net assets available for benefits of Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2009 and December 31, 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-Schedule of Assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Mindspeed Technologies, Inc. Retirement Savings Plan.
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
June 24, 2010